Exhibit 99.45

VOX PROVIDES DEVELOPMENT

UPDATES FROM OPERATING PARTNERS

GEORGE TOWN, CAYMAN ISLANDS – May 20, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development updates from royalty operating partners Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”), Venturex Resources Limited (ASX: VXR) (“Venturex”), Alamos Gold Inc. (TSX: AGI) (“Alamos”) and Silver Mines Limited (ASX: SVL) (“Silver Mines”).

Riaan Esterhuizen, Executive Vice President – Australia stated, “We are excited to share another month of highly productive operator newsflow particular to some of our development stage royalties. These updates include A$20 million raised to fund construction, commencement of early-works, significant statutory permitting progress, over 30,000m of planned drilling on our royalty properties and numerous high-grade gold and silver drilling results. The value of Vox’s portfolio of 50 royalties and streams continues to organically re-rate with each month of operator success.”

Summary of Development Updates

•	Black Cat capital raising to fund rapid start-up strategy and May 2021 resource update at the Bulong gold project;

•	Venturex’s Project Management Plan approved and early works commenced at the Sulphur Springs copper-zinc project;

•	Alamos permitting timeline of mid-2022 reiterated for the Lynn Lake gold project; and

•	Silver Mines high-grade drilling results and expanded 30,000m drill program at the Bowdens silver project.

Bulong (Pre-Construction) – A$20M Capital Raising for Rapid Start-up Strategy

•	Vox holds a 1% net smelter return royalty over part of the Bulong gold project;

•	On May 5, 2021, Black Cat announced that it has received firm commitments for an approximate A$20M equity raise. The funds raised will be applied to extension and exploration drilling, mill equipment purchases, feasibility studies and other working capital. The equity raise forms part of Black Cat’s “rapid start-up strategy” for its Kal East Gold Project, which includes Bulong royalty-linked deposits; and

•	On April 30, 2021, Black Cat announced that during the first quarter of 2021, 1,913m of drilling across 28 holes was completed at the royalty-linked Trump deposit, in preparation for a resource upgrade expected in May 2021, which included the following high grade intersections:

o    6m @ 11.93 g/t Au from 25m (21TRRC018)

o    3m @ 13.14 g/t Au from 49m (21TRRC019)

o    3m @ 8.66 g/t Au from 57m (21TRRC004)

Sulphur Springs (Pre-Construction) – Permitting Approvals and Construction Early Works

•	Vox holds a A$2/tonne production copper-zinc royalty (A$3.7M royalty cap) on the Sulphur Springs project and an effective A$0.80/tonne production royalty on the Kangaroo Caves deposit, which is part of the combined Sulphur Springs project;

•	On April 15, 2021, Venturex announced that:

o	It received approval from the Department of Mines, Industry Regulation and Safety (DMIRS) for its Project Management Plan on April 9, 2021. With the approval in place, Venturex is now in a position to upgrade the 7.6km access road to the Sulphur Springs mine site, an early critical-path item for the project’s development;

o	On April 14, 2021, contractors arrived on site to commence geotechnical and hydrogeological investigations. Upon completion of the eight-week programme, subsequent sample analyses and TSF design will enable submission of a Mining Proposal / Mine Closure Plan and Works Approval application, the final two key approvals required for project development to proceed; and

o	Following completion of the geotechnical programme, Venturex is planning a 3,565m drill program to upgrade the majority of Inferred Resources with the Open Pit Shell to the Indicated Category.

Lynn Lake (MacLellan, Feasibility) – Permitting Guidance and Drilling Update

•	Vox holds a 2% gross revenue royalty (post initial capital recovery) on part of the MacLellan deposit at the Lynn Lake gold project;

•	On April 28, 2021, Alamos announced that:

o	It continues to advance permitting of the project, with approval of its Environmental Impact Statement expected in mid-2022, following which, Alamos expects to make a construction decision; and

o	During the first quarter of 2021, 2,373m of drilling was completed across 11 holes at the royalty-linked MacLellan deposit.

Bowdens (Feasibility) – 30,000m Drilling Program Expansion and High-Grade Intersections

•	Vox holds a 0.85% gross revenue royalty on the Bowdens silver-lead-zinc project and a 1.0% gross revenue over surrounding regional exploration tenure;

•	On May 14, 2021, Silver Mines announced high-grade drill results:

o	High-grade assay results recently returned from BD21003 established the Bowdens Silver “Aegean Zone” as a significant target for underground mining scenarios. Intercepts included:

■	8.0m @ 543g/t silver from 307m; including 3.0m @ 1302g/t silver from 312m

o	In addition, drilling results (BD21003) to the north of the Main Zone and close to surface, confirms that the Main Zone remains open to the northwest of the current mineral reserve and includes:

■	113.3 metres @ 113 g/t silver equivalent (90g/t Ag, 0.29% Zn, 0.29% Pb) from 60.7 metres.

•	On May 18, 2021, Silver Mines announced a major expansion of the drilling program at Bowdens:

o	The recent highly successful drilling, which has resulted in the identification of new silver feeder veins, has led to the decision to substantially expand drilling activity at Bowdens;

o	A 30,000m program has commenced with four rigs operational on site; and
o	The expanded drilling program is to continue to at least the end of 2021.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd

Executive Vice President, Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.